SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No._______ )*

                          CORSAIR COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   220406 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Pamela K. Hagenah
                            Integral Capital Partners
                               2750 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 233-0360
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 20, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 19 Pages
                       Exhibit Index Contained on Page 15

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  220406 10 2                                           13D        Page 2 of 19 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Management II, L.P. ("ICM2")

----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATED BOX IF A MEMBER OF A GROUP*
                                                                                                (a) [ ]          (b) [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       557,154 shares, of which 410,302 shares are directly owned by
                SHARES                                     Integral Capital Partners II, L.P. ("ICP2") and 146,852 shares
             BENEFICIALLY                                  are directly owned by Integral Capital Partners International II
             OWNED BY EACH                                 C.V. ("ICPI2"). ICM2 is the general partner of ICP2 and the
              REPORTING                                    investment general partner of ICPI2.
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           557,154  shares  (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              557,154 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                    [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               4.08%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO. 220406 10 2                                            13D        Page 3 of 19 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Management III, L.P. ("ICM3")

----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATED BOX IF A MEMBER OF A GROUP*
                                                                                                (a) [ ]          (b) [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                    [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       137,007 shares, of which 111,647 shares are directly owned by
                SHARES                                     Integral Capital Partners III, L.P. ("ICP3") and 25,360 shares
             BENEFICIALLY                                  are directly owned by Integral Capital Partners International
             OWNED BY EACH                                 III, L.P. ("ICPI3").  ICM3 is the general partner of ICP3 and the
              REPORTING                                    investment general partner of ICPI3.
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           137,007  shares  (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              137,007 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                    [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               1.00%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO. 220406 10 2                                            13D        Page 4 of 19 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners II, L.P. ("ICP2")

----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATED BOX IF A MEMBER OF A GROUP*
                                                                                                (a) [ ]          (b) [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       410,302 shares are directly owned by ICP2.  Integral Capital
                SHARES                                     Management II, L.P. is the general partner of ICP2.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           410,302  shares  (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              410,302 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                    [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               3.01%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  220406 10 2                                           13D        Page 5 of 19 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners International II C.V. ("ICPI2")

----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATED BOX IF A MEMBER OF A GROUP*
                                                                                                (a) [ ]          (b) [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Netherlands Antilles (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       146,852 shares are directly owned by ICPI2.  Integral Capital
                SHARES                                     Management II, L.P. is the investment general partner of ICPI2.
             BENEFICIALLY
             OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           146,852  shares  (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              146,852 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                    [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               1.08%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  220406 10 2                                           13D        Page 6 of 19 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners III, L.P. ("ICP3")

----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATED BOX IF A MEMBER OF A GROUP*
                                                                                                (a) [ ]          (b) [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       111,647 shares are directly owned by ICP3.  Integral Capital
                SHARES                                     Management III, L.P. is the general partner of ICP3.
             BENEFICIALLY
             OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           111,647  shares  (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              111,647 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                    [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               0.82%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  220406 10 2                                           13D        Page 7 of 19 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners International III, L.P. ("ICPI3")

----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATED BOX IF A MEMBER OF A GROUP*
                                                                                                (a) [ ]          (b) [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Cayman Islands (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       25,360 shares are directly owned by ICPI3.  Integral Capital
                SHARES                                     Management III, L.P. is the investment general partner of ICPI3.
             BENEFICIALLY
             OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           25,360   shares  (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                               25,360 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                    [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               0.19%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities to which this statement relates is shares of the Common Stock (the "Shares") of Corsair Communications, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is:

     3408 Hillview Avenue
     Palo Alto, CA 94304


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Integral Capital Management II, L.P., a Delaware limited partnership ("ICM2") and Integral Capital Management III, L.P., a Delaware limited partnership ("ICM3"). The principal business address of ICM2 and ICM3 is 2750 Sand Hill Road, Menlo Park, California 94025. The names, business addresses, occupations and citizenships of the general partners of ICM2 and ICM3 are set forth on Exhibit B hereto.

     ICM2 is the general partner of Integral Capital Partners II, L.P., a Delaware limited partnership ("ICP2"), and the investment general partner of Integral Capital Partners International II C.V., a Netherlands Antilles limited partnership ("ICPI2"). ICM3 is the general partner of Integral Capital Partners III, L.P., a Delaware limited partnership ("ICP3"), and the investment general partner of Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership ("ICPI3"). ICP2, ICPI2, ICP3 and ICPI3 are private investment funds that invest in securities of publicly traded and private companies, predominantly in the areas of information sciences and life sciences. With respect to ICM2 and ICM3, this statement relates only to ICM2's and ICM3's indirect, beneficial ownership of shares of Common Stock of Corsair Communications, Inc. (the "Shares"). The Shares have been purchased by ICP2, ICPI2, ICP3 and ICPI3, and none of ICM2 or ICM3 directly or otherwise hold any Shares. Management of the business affairs of ICM2 and ICM3, including decisions respecting disposition and/or voting of the Shares, resides in a majority of the general partners of ICM2 and ICM3, respectively, listed on Exhibit B, such that no single general partner of ICM2 or ICM3 has voting and/or dispositive power of the Shares.

     Neither ICM2, ICM3 nor, to the best of ICM2's and ICM3's knowledge, any of the persons listed on Exhibit B hereto have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate amount of consideration required by ICP2, ICPI2, ICP3 and ICPI3 to purchase the 694,161 shares to which this statement relates was approximately $8,297,450. The consideration was obtained from the working capital of ICP2, ICPI2, ICP3 and ICPI3.


ITEM 4.  PURPOSE OF TRANSACTION

     The purchase of 392,914 shares by ICP2 and ICPI2 were made pursuant to a series of private purchases. The purchases of the remaining Shares by ICP2, ICPI2, ICP3 and ICPI3 were made in the initial public offering of common stock by the Issuer and pursuant to open market purchases. The purchases of the Shares were not made for the purpose of acquiring control of the Issuer. From time to time, ICM2 may, in the ordinary course of its role as general partner of ICP2 and the investment general partner of ICPI2, direct ICP2 and/or ICPI2 to purchase additional shares or sell all or a portion of the Shares now held by ICP2 or ICPI2, and ICM3 may, in the ordinary course of its role as general partner of ICP3 and the investment general partner of ICPI3, direct ICP3 and/or ICPI3 to purchase additional shares or sell all or a portion of the Shares now held by ICP3 or ICPI3.

     Except as set forth above, none of ICM2, ICM3 nor the persons listed on Exhibit B hereto has any current plans or proposals that relate to or would result in the occurrence of any of the actions or events enumerated in clause
(a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

A.       Integral Capital Management II, L.P. ("ICM2")

         (a)      Amount Beneficially Owned: 557,154
                  Percent of Class:  4.08%
         (b)      Number of shares as to which such person has:
                  1.       Sole power to vote or to direct vote:
                           -0-
                  2.       Shared power to vote or to direct vote:
                           557,154
                  3.       Sole power to  dispose or to direct the  disposition:
                           -0-
                  4.       Shared power to dispose or to direct the disposition:
                           557,154

         (c) To the best knowledge of ICM2, the only transaction in the Shares effected during the 60 days prior to January 20, 1998 through the date hereof by Integral Capital Partners II, L.P., a Delaware limited partnership ("ICP2"), Integral Capital Partners International II C.V., a Netherlands Antilles limited partnership ("ICPI2"), ICM2, or any of the persons listed as general partners of ICM2 on Exhibit B hereto occurred on November 25, 1997, when ICP2 and ICPI2 made open market purchases of 40,855 shares and 14,725 shares, respectively of the Issuer's Common Stock for a consideration per share of $16.625, and the transactions described in Item 5B(c) below.

         (d) ICM2 is the general partner of ICP2 and the investment general partner of ICPI2. Roger B. McNamee, John A. Powell and Pamela K. Hagenah are the general partners of ICM2. Decisions respecting the voting of Shares and disposition of the proceeds from the sale of Shares are determined by a majority of the general partners. Under certain circumstances set forth in the limited partnership agreements of ICP2, ICPI2 and ICM2, the general and limited partners of such entities may receive dividends from, or the proceeds from the sale of Shares of Common Stock of Corsair Communications, Inc. owned, directly or indirectly, by each such entity.

         (e)      Not applicable.


B.       Integral Capital Management III, L.P. ("ICM3")

         (a)      Amount Beneficially Owned: 137,007
                  Percent of Class:  1.00%
         (b)      Number of shares as to which such person has:
                  1.       Sole power to vote or to direct vote:
                           -0-
                  2.       Shared power to vote or to direct vote:
                           137,007
                  3.       Sole power to  dispose or to direct the  disposition:
                           -0-
                  4.       Shared power to dispose or to direct the disposition:
                           137,007

         (c) To the best knowledge of ICM3, the only transaction in the Shares effected during the 60 days prior to January 20, 1998 through the date hereof by Integral Capital Partners III, L.P., a Delaware limited partnership ("ICP3"), Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership ("ICPI3"), ICM3, or any of the persons listed as general partners of ICM3 on Exhibit B hereto occurred on November 25, 1997, when ICP3 and ICPI3 made an open market purchase of 36,230 shares and 8,190 shares of the Issuer's Common Stock, respectively, for a consideration per share of $16.625, and on January 20, 1998, when ICP3 nad ICPI3 made an open market purchase of 4,000 shares and 1,000 shares of the Issuer's Common Stock, respectively, for a consideration per share of $20.25, and the transactions described in Item 5A(c) above.

         (d) ICM3 is the general partner of ICP3 and the investment general partner of ICPI3. Roger B. McNamee, John A. Powell and Pamela K. Hagenah are the general partners of ICM3. Decisions respecting the voting of Shares and disposition of the proceeds from the sale of Shares are determined by a majority of the general partners. Under certain circumstances set forth in the limited partnership agreements of ICP3, ICPI3 and ICM3, the general and limited partners of such entities may receive dividends from, or the proceeds from the sale of Shares of Common Stock of Corsair Communications, Inc. owned, directly or indirectly, by each such entity.

         (e)      Not applicable.

C.       Integral Capital Partners II, L.P.

         (a)      Aggregate number of Shares owned: 410,302
                  Percentage:  3.01%

         (b)      1.       Sole power to vote or to direct vote:
                           -0-
                  2.       Shared power to vote or to direct vote:
                           410,302
                  3.       Sole power to  dispose or to direct the  disposition:
                           -0-
                  4.       Shared power to dispose or to direct the disposition:
                           410,302
         (c)      See item 5A(c) above.
         (d)      See Item 5A(d) above.
         (e)      Not applicable.

D.       Integral Capital Partners International II C.V.

         (a)      Aggregate number of Shares owned: 146,852
                  Percentage:  1.08%

         (b)      1.       Sole power to vote or to direct vote:
                           -0-
                  2.       Shared power to vote or to direct vote:
                           146,852
                  3.       Sole power to  dispose or to direct the  disposition:
                           -0-
                  4.       Shared power to dispose or to direct the disposition:
                           146,852
                  (c)      See Item 5A(c) above.
                  (d)      See Item 5A(d) above.
                  (e)      Not applicable.


E.       Integral Capital Partners III, L.P.

         (a)      Aggregate number of Shares owned: 111,647
                  Percentage: 0.82%

         (b)      1.       Sole power to vote or to direct vote:
                           -0-
                  2.       Shared power to vote or to direct vote:
                           111,647
                  3.       Sole power to  dispose or to direct the  disposition:
                           -0-
                  4.       Shared power to dispose or to direct the disposition:
                           111,647
         (c)      See Item 5B(c) above.
         (d)      See Item 5B(d) above.
         (e)      Not applicable.


F.       Integral Capital Partners International III, L.P.

         (a)      Aggregate number of Shares owned:  25,360
                  Percentage: 0.19%
         (b)      1.       Sole power to vote or to direct  vote:
                           -0-
                  2.       Shared power to vote or to direct vote:
                           25,360
                  3.       Sole power to  dispose or to direct the  disposition:
                           -0-
                  4.       Shared power to dispose or to direct the disposition:
                           25,360
         (c)      See Item 5B(c) above.
         (d)      See Item 5B(d) above.
         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among ICM2 or ICM3 and any of the persons named in Item 2 or between ICM2 or ICM3 and any other person with respect to the Shares of the Issuer or the persons named in Item 2 and any other person with respect to the Shares of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit A:     Agreement of Joint Filing

         Exhibit B:     List of General Partners of  Integral Capital Management
                        II, L.P. and Integral Capital Management III, L.P.


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                                                                   Page 13 of 19

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 26, 1998

                                 INTEGRAL CAPITAL MANAGEMENT II, L.P.


                                 By:  /s/ Pamela K. Hagenah
                                    ---------------------------------
                                      Pamela K. Hagenah
                                      a General Partner


                                 INTEGRAL CAPITAL MANAGEMENT III, L.P.


                                 By:  /s/ Pamela K. Hagenah
                                    ---------------------------------
                                      Pamela K. Hagenah
                                      a General Partner


                                 INTEGRAL CAPITAL PARTNERS II, L.P.


                                 By Integral Capital Management II, L.P., its General Partner


                                 By:  /s/ Pamela K. Hagenah
                                    ---------------------------------
                                      Pamela K. Hagenah
                                      a General Partner


                                 INTEGRAL CAPITAL PARTNERS III, L.P.


                                 By Integral Capital Management III, L.P.
                                 its General Partner


                                 By:  /s/ Pamela K. Hagenah
                                    ---------------------------------
                                      Pamela K. Hagenah
                                      a General Partner


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                                                                   Page 14 of 19


                                 INTEGRAL CAPITAL PARTNERS INTERNATIONAL II C.V.


                                 By Integral Capital Management II, L.P., its Investment General Partner

                                 By:  /s/ Pamela K. Hagenah
                                    ---------------------------------
                                      Pamela K. Hagenah
                                      a General Partner


                                 INTEGRAL CAPITAL PARTNERS INTERNATIONAL
                                 III, L.P.


                                 By Integral Capital Management III, L.P., its Investment General Partner

                                 By:  /s/ Pamela K. Hagenah
                                    ---------------------------------
                                      Pamela K. Hagenah
                                      a General Partner


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                                                                   Page 15 of 19


                                  EXHIBIT INDEX


                                                                   Found on
                                                                   Sequentially
Exhibit                                                            Numbered Page
-------                                                            -------------
Exhibit A:        Agreement of Joint Filing                             16

Exhibit B:        List of General Partners of Integral Capital          18
                  Management II, L.P. and Integral Capital
                  Management III, L.P.


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                                                                   Page 16 of 19


                                    EXHIBIT A

                            Agreement of Joint Filing


     The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Act the statement dated January 26, 1998 containing the information required by Schedule 13D, for the 694,161 Shares of the Common Stock of Corsair Communications, Inc., held by Integral Capital Partners II, L.P., a Delaware limited partnership, Integral Capital Partners International II C.V., a Netherlands Antilles limited partnership, Integral Capital Partners III, L.P., a Delaware limited partnership, and Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership.

Date:  January 26, 1998


                                 INTEGRAL CAPITAL MANAGEMENT II, L.P.

                                 By:  /s/ Pamela K. Hagenah
                                    ---------------------------------
                                      Pamela K. Hagenah
                                      a General Partner


                                 INTEGRAL CAPITAL MANAGEMENT III, L.P.


                                 By:  /s/ Pamela K. Hagenah
                                    ---------------------------------
                                      Pamela K. Hagenah
                                      a General Partner


                                 INTEGRAL CAPITAL PARTNERS II, L.P.


                                 By Integral Capital Management II, L.P., its General Partner


                                 By:  /s/ Pamela K. Hagenah
                                    ---------------------------------
                                      Pamela K. Hagenah
                                      a General Partner


                                 INTEGRAL CAPITAL PARTNERS INTERNATIONAL II C.V.


                                 By Integral Capital Management II, L.P., its Investment General Partner


                                 By:  /s/ Pamela K. Hagenah
                                    ---------------------------------
                                      Pamela K. Hagenah
                                      a General Partner


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                                                                   Page 17 of 19


                                 INTEGRAL CAPITAL PARTNERS III, L.P.

                                 By Integral Capital Management III, L.P., its General Partner


                                 By:  /s/ Pamela K. Hagenah
                                    ---------------------------------
                                      Pamela K. Hagenah
                                      a General Partner

                                 INTEGRAL CAPITAL PARTNERS INTERNATIONAL
                                 III, L.P.


                                 By Integral Capital Management III, L.P., its Investment General Partner


                                 By:  /s/ Pamela K. Hagenah
                                    ---------------------------------
                                      Pamela K. Hagenah
                                      a General Partner


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                                                                   Page 18 of 19

                                    EXHIBIT B

                               General Partners of
                      Integral Capital Management II, L.P.

     Set forth below, with respect to each general partner of Integral Capital Management II, L.P., is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       (a)      Roger B. McNamee
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital Management II, L.P. and
                  Integral Capital Management III, L.P.
         (d)      United States Citizen


2.       (a)      John A. Powell
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital Management II, L.P. and
                  Integral Capital Management III, L.P.
         (d)      United States Citizen


3.       (a)      Pamela K. Hagenah
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General  Partner  of Integral  Capital Management II, L.P. and
                  Integral Capital Management III, L.P.
         (d)      United States Citizen



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                                                                   Page 19 of 19


                               General Partners of
                      Integral Capital Management III, L.P.

     Set forth below, with respect to each general partner of Integral Capital Management III, L.P., is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       (a)      Roger B. McNamee
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital Management II, L.P. and
                  Integral Capital Management III, L.P.
         (d)      United States Citizen

2.       (a)      John A. Powell
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital Management II, L.P. and
                  Integral Capital Management III, L.P.
         (d)      United States Citizen

3.       (a)      Pamela K. Hagenah
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General  Partner  of  Integral Capital Management II, L.P. and
                  Integral Capital Management III, L.P.
         (d)      United States Citizen